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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

                               (AMENDMENT NO. 3)

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D
                            ------------------------
                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                                CSX CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARK G. ARON
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                WITH A COPY TO:

                                PAMELA S. SEYMON
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------
                           CALCULATION OF FILING FEE
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
     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
---------------------------------      ---------------------------------
        $2,017,932,950.00                         $403,586.59

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 18,344,845 Shares of Common Stock, par value
   $1.00 per share, and Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc. at $110 net per Share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Green Acquisition Corp. for such number of Shares.
                            ------------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                 $403,586.59
Form or Registration No.:               Schedule 14D-1
Filing Party:                           CSX Corporation and Green
                                        Acquisition Corp.
Date Filed:                             December 6, 1996

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

     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"), to purchase up to an aggregate of 18,344,845 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Supplement, which Section is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is hereby amended and supplemented by reference to Section 3 of the Supplement, which Section is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5(a) is hereby amended and supplemented by reference to Section 1,
Section 4 and Section 5 of the Supplement, which Sections are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented by reference to Section 1,
Section 4 and Section 5 of the Supplement, which Sections are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented by reference to Section 4 and
Section 6 of the Supplement, which Sections are incorporated herein by reference.

     Item 10(e) is hereby amended and supplemented by reference to Section 6 of the Supplement, which Section is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(15) Supplement to Offer to Purchase, dated December 19, 1996.
   (a)(16) Revised Letter of Transmittal.
   (a)(17) Revised Notice of Guaranteed Delivery.
   (a)(18) Text of Press Release issued by Parent and the Company on December 19, 1996.
   (b)(1)  Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit (b)(2) to
           Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
           16, 1996).
   (c)(6)  Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
   (c)(7)  Form of Amended and Restated Voting Trust Agreement.
   (c)(8)  Letter from Parent to shareholders of the Company, dated December 19, 1996.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         CSX CORPORATION


                                         By:   /s/ MARK G. ARON
                                            -------------------------------
                                         Name: Mark G. Aron
                                         Title: Executive Vice President --
                                            Law and Public Affairs

Dated: December 19, 1996

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         GREEN ACQUISITION CORP.

                                         By:   /s/ MARK G. ARON
                                            ---------------------------------
                                         Name: Mark G. Aron
                                         Title: General Counsel and Secretary

Dated: December 19, 1996

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
*(a)(1)    Offer to Purchase, dated December 6, 1996.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)    Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.
*(a)(8)    Text of Press Release issued by Parent and the Company on December 6, 1996.
*(a)(9)    Form of Summary Advertisement, dated December 6, 1996.
*(a)(10)   Text of Press Release issued by Parent on December 5, 1996.
*(a)(11)   Text of Press Release issued by Parent and the Company on December 10, 1996.
*(a)(12)   Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13)   Text of Press Release issued by Parent on December 11, 1996.
*(a)(14)   Text of Advertisement published by Parent and the Company on December 12, 1996.
 (a)(15)   Supplement to Offer to Purchase, dated December 19, 1996.
 (a)(16)   Revised Letter of Transmittal.
 (a)(17)   Revised Notice of Guaranteed Delivery.
 (a)(18)   Text of Press Release issued by Parent and the Company on December 19, 1996.
 (b)(1)    Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit (b)(2) to
           Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
           16, 1996).
*(c)(1)    Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's
           Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(2)    Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the
           Company (incorporated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer
           Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(3)    Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company
           (incorporated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer
           Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(4)    Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and
           Deposit Guaranty National Bank (incorporated by reference to Exhibit (c)(4) to Parent and
           Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(5)    First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among
           Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16,
           1996).
 (c)(6)    Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
 (c)(7)    Form of Amended and Restated Voting Trust Agreement.
 (c)(8)    Letter from Parent to shareholders of the Company, dated December 19, 1996.
 (d)       Not applicable.
 (e)       Not applicable.
 (f)       Not applicable.

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* Previously filed.